GMAC RFC

# Statement to Certificateholder

| Distribution Information | | Deal Information | |
|---|---|---|---|
| 1. Distribution Summary | | Deal Name: | Residential Funding Mtg Sec I, 2006-SA1 |
| 2. Factor Summary | | Asset Type: | Mortgage Asset-Backed Pass-Through Certificates |
| 3. Components Information | *(Not Applicable)* | Closing Date: | 01/30/2006 |
| 4. Interest Summary | | First Distribution Date: | 02/25/2006 |
| 5. Other Income Detail | *(Not Applicable)* | Determination Date: | 10/23/2006 |
| 6. Interest Shortfalls, Compensation and Expenses | | Distribution Date: | 10/25/2006 |
| 7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts | *(Not Applicable)* | Record Date: | |
| 8. Collateral Summary | | Book-Entry: | 09/29/2006 |
| 9. Repurchase Information | | Definitive: | 09/29/2006 |
| 10. Loan Status Report (Delinquencies) | | | |
| 11. Deal Delinquencies (30 Day Buckets) | | Trustee: | Us Bank, Inc. |
| 12. Loss Mitigation and Servicing Modifications | | Main Telephone: | 651-495-7000 |
| 13. Losses and Recoveries | | GMAC-RFC | |
| 14. Credit Enhancement Report | *(Not Applicable)* | Bond Administrator: | Nicholas Gisler |
| 15. Distribution Percentages | | Telephone: | 818-260-1628 |
| 16. Overcollateralization Summary | *(Not Applicable)* | Pool(s) : | 40274,40275 |
| 17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts | *(Not Applicable)* | | |
| 18. Performance Tests | | | |
| 19. Lender Paid Mortgage Insurance | *(Not Applicable)* | | |
| 20. Comments | | | |

**Statement to Certificateholder**

Residential Funding Mtg Sec I,  2006-SA1

October 25, 2006

**1. Distribution Summary**

| Class | CUSIP | Original Face Value | Beginning Notional / Principal Balance | Pass - Through Rate | Principal Distribution | Interest Distribution | Total Distribution (3) + (4) = (5) | Principal Loss | Interest Loss | Deferred Interest | Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | (1) | (2) | (3) | (4) | (5) | (6) | (7) | (8) | (9) |
| I-A-1 | 76111XG72 | 193,289,000.00 | 179,288,885.10 | 5.67709348 | 1,906,018.57 | 848,199.80 | 2,754,218.37 | 0.00 | 0.00 | 0.00 | 177,382,866.53 |
| I-A-2 | 76111XG80 | 21,477,000.00 | 19,921,399.49 | 5.67709332 | 211,784.23 | 94,246.37 | 306,030.60 | 0.00 | 0.00 | 0.00 | 19,709,615.26 |
| II-A-1 | 76111XG98 | 42,996,000.00 | 40,522,900.30 | 5.61884866 | 302,659.59 | 189,743.37 | 492,402.96 | 0.00 | 0.00 | 0.00 | 40,220,240.71 |
| II-A-2 | 76111XH22 | 4,777,000.00 | 4,502,230.32 | 5.61884981 | 33,626.50 | 21,081.13 | 54,707.63 | 0.00 | 0.00 | 0.00 | 4,468,603.82 |
| R-1 | 76111XH30 | 50.00 | 0.00 | 0.00000000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| R-II | 76111XL68 | 50.00 | 0.00 | 0.00000000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-1 | 76111XH48 | 4,814,000.00 | 4,808,478.30 | 5.66649620 | 711.92 | 22,706.02 | 23,417.94 | 0.00 | 0.00 | 0.00 | 4,807,766.38 |
| M-2 | 76111XH55 | 3,026,000.00 | 3,022,529.15 | 5.66649423 | 447.50 | 14,272.62 | 14,720.12 | 0.00 | 0.00 | 0.00 | 3,022,081.65 |
| M-3 | 76111XH63 | 1,925,000.00 | 1,922,792.01 | 5.66649744 | 284.68 | 9,079.58 | 9,364.26 | 0.00 | 0.00 | 0.00 | 1,922,507.33 |
| B-1 | 76111XH71 | 1,238,000.00 | 1,236,580.00 | 5.66649630 | 183.08 | 5,839.23 | 6,022.31 | 0.00 | 0.00 | 0.00 | 1,236,396.92 |
| B-2 | 76111XH89 | 825,000.00 | 824,053.72 | 5.66649951 | 122.01 | 3,891.25 | 4,013.26 | 0.00 | 0.00 | 0.00 | 823,931.71 |
| B-3 | 76111XH97 | 687,345.09 | 686,556.70 | 5.66650358 | 101.65 | 3,241.98 | 3,343.63 | 0.00 | 0.00 | 0.00 | 686,455.05 |
| **Deal Totals** | | **275,054,445.09** | **256,736,405.09** | | **2,455,939.73** | **1,212,301.35** | **3,668,241.08** | **0.00** | **0.00** | **0.00** | **254,280,465.36** |

**2. Factor Summary**

*Amount /Original Amount per $1000 unit)*

| Class | CUSIP | Beginning Notional/ Principal Balance Factor | Principal Distribution Factor | Interest Distribution Factor | Total Distribution Factor | Deferred Interest Factor | Interest Shortfall Factor | Ending Notional/ Principal Balance Factor |
|---|---|---|---|---|---|---|---|---|
| I-A-1 | 76111XG72 | 927.56900341 | 9.86097797 | 4.38824662 | 14.24922458 | 0.00000000 | 0.00000000 | 917.70802544 |
| I-A-2 | 76111XG80 | 927.56900359 | 9.86097826 | 4.38824650 | 14.24922475 | 0.00000000 | 0.00000000 | 917.70802533 |
| II-A-1 | 76111XG98 | 942.48070286 | 7.03924993 | 4.41304703 | 11.45229696 | 0.00000000 | 0.00000000 | 935.44145293 |
| II-A-2 | 76111XH22 | 942.48070337 | 7.03925058 | 4.41304794 | 11.45229851 | 0.00000000 | 0.00000000 | 935.44145279 |
| R-1 | 76111XH30 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |
| R-II | 76111XL68 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |
| M-1 | 76111XH48 | 998.85299128 | 0.14788533 | 4.71666390 | 4.86454923 | 0.00000000 | 0.00000000 | 998.70510594 |
| M-2 | 76111XH55 | 998.85299075 | 0.14788500 | 4.71666226 | 4.86454726 | 0.00000000 | 0.00000000 | 998.70510575 |
| M-3 | 76111XH63 | 998.85299221 | 0.14788571 | 4.71666494 | 4.86455065 | 0.00000000 | 0.00000000 | 998.70510649 |
| B-1 | 76111XH71 | 998.85298869 | 0.14788368 | 4.71666397 | 4.86454766 | 0.00000000 | 0.00000000 | 998.70510501 |
| B-2 | 76111XH89 | 998.85299394 | 0.14789091 | 4.71666667 | 4.86455758 | 0.00000000 | 0.00000000 | 998.70510303 |
| B-3 | 76111XH97 | 998.85299246 | 0.14788787 | 4.71667005 | 4.86455792 | 0.00000000 | 0.00000000 | 998.70510459 |

| | |
|---|---|
| **Deal Factor :** | 92.44732085% |
| **Group I  Factor :** | 92.13933032% |
| **Group II  Factor :** | 93.83190908% |

**Statement to Certificateholder**

Residential Funding Mtg Sec I, 2006-SA1

October 25, 2006

**4. Interest Summary**

*The following section only reports information for classes that have accrued interest for this distribution.*

| Class | Accrual Period | | Accrual Methodology | Beginning Notional/Principal Balance | Pass-Through Rate | Optimal Interest Amount | Interest Loss | Deferred Interest | Interest Shortfall Amount | Other Income | Interest Distribution (1)-(2)-(3)-(4)+(5)=(6) | Accrued Certificate Interest Remaining Unpaid |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Start | End | | | | (1) | (2) | (3) | (4) | (5) | (6) | |
| I-A-1 | 09/01/2006 | 09/30/2006 | 30/360 | 179,288,885.10 | 5.67709348 | 848,199.80 | 0.00 | 0.00 | 0.00 | 0.00 | 848,199.80 | 0.00 |
| I-A-2 | 09/01/2006 | 09/30/2006 | 30/360 | 19,921,399.49 | 5.67709332 | 94,246.37 | 0.00 | 0.00 | 0.00 | 0.00 | 94,246.37 | 0.00 |
| II-A-1 | 09/01/2006 | 09/30/2006 | 30/360 | 40,522,900.30 | 5.61884866 | 189,743.37 | 0.00 | 0.00 | 0.00 | 0.00 | 189,743.37 | 0.00 |
| II-A-2 | 09/01/2006 | 09/30/2006 | 30/360 | 4,502,230.32 | 5.61884981 | 21,081.13 | 0.00 | 0.00 | 0.00 | 0.00 | 21,081.13 | 0.00 |
| M-1 | 09/01/2006 | 09/30/2006 | 30/360 | 4,808,478.30 | 5.66649620 | 22,706.02 | 0.00 | 0.00 | 0.00 | 0.00 | 22,706.02 | 0.00 |
| M-2 | 09/01/2006 | 09/30/2006 | 30/360 | 3,022,529.15 | 5.66649423 | 14,272.62 | 0.00 | 0.00 | 0.00 | 0.00 | 14,272.62 | 0.00 |
| M-3 | 09/01/2006 | 09/30/2006 | 30/360 | 1,922,792.01 | 5.66649744 | 9,079.58 | 0.00 | 0.00 | 0.00 | 0.00 | 9,079.58 | 0.00 |
| B-1 | 09/01/2006 | 09/30/2006 | 30/360 | 1,236,580.00 | 5.66649630 | 5,839.23 | 0.00 | 0.00 | 0.00 | 0.00 | 5,839.23 | 0.00 |
| B-2 | 09/01/2006 | 09/30/2006 | 30/360 | 824,053.72 | 5.66649951 | 3,891.25 | 0.00 | 0.00 | 0.00 | 0.00 | 3,891.25 | 0.00 |
| B-3 | 09/01/2006 | 09/30/2006 | 30/360 | 686,556.70 | 5.66650358 | 3,241.98 | 0.00 | 0.00 | 0.00 | 0.00 | 3,241.98 | 0.00 |
| **Deal Totals** | | | | **256,736,405.09** | | **1,212,301.35** | **0.00** | **0.00** | **0.00** | **0.00** | **1,212,301.35** | **0.00** |

**6. Interest Shortfalls, Compensation and Expenses**

| | Current Prepayment Interest Shortfall Amount | Compensating Interest | Net Prepayment Interest Shortfall Amount (1) - (2)=(3) | Civil Relief Act Shortfall Count | Civil Relief Act Shortfall Amount | Compensation | | Advances | | Allowable Expenses per Governing Documents | Non - Recoverable Advances |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Subservicer | Master Servicer | Subservicer | Master Servicer | | |
| | (1) | (2) | (3) | | | | | | | | |
| Group I | 1,149.46 | 1,149.46 | 0.00 | 0 | 0.00 | 43,668.06 | 8,551.67 | 6,144.51 | 0.00 | 0.00 | 0.00 |
| Group II | 646.38 | 646.38 | 0.00 | 0 | 0.00 | 10,025.53 | 1,346.94 | 1,465.33 | 0.00 | 0.00 | 0.00 |
| **Deal Totals** | **1,795.84** | **1,795.84** | **0.00** | **0** | **0.00** | **53,693.59** | **9,898.61** | **7,609.84** | **0.00** | **0.00** | **0.00** |

**8. Collateral Summary**

**A. Loan Count and Balances**

| | Original Loan Count/ Scheduled Principal Balance | | Beginning Loan Count/ Scheduled Principal Balance | | Curtailments | | Payoffs | | Total Repurchases | | Principal Portion of Losses | | Ending Loan Count/ Scheduled Principal Balance | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Count | Balance | Count | Balance | Count | Amount | Count | Amount | Count | Amount | Count | Amount | Count | Balance |
| Group I | 652 | 225,004,091.94 | 603 | 209,436,583.28 | 105 | 210,621.76 | 8 | 1,877,630.08 | 0 | 0.00 | 0 | 0.00 | 595 | 207,317,263.51 |
| Group II | 129 | 50,050,353.15 | 123 | 47,299,821.80 | 20 | 5,786.03 | 1 | 323,892.00 | 0 | 0.00 | 0 | 0.00 | 122 | 46,963,201.86 |
| **Deal Totals** | **781** | **275,054,445.09** | **726** | **256,736,405.08** | **125** | **216,407.79** | **9** | **2,201,522.08** | **0** | **0.00** | **0** | **0.00** | **717** | **254,280,465.37** |

**B. Weighted Averages**

| | Beginning Weighted Average Gross Mortgage Rate | Ending Weighted Average Gross Mortgage Rate | Ending Weighted Average Remaining Amortization Term | Ending Weighted Average Months to Maturity | Beginning Weighted Average Net Mortgage Rate | Ending Weighted Average Net Mortgage Rate | Beginning Weighted Average Unmodified Net Mortgage Rate | Net Weighted Average Cap Rate | Weighted Average Net Rate |
|---|---|---|---|---|---|---|---|---|---|
| Group I | 5.97709350 | 5.97491831 | 349.25 | 349.25 | 5.67709349 | 5.67491831 | 5.67709349 | N/A | N/A |
| Group II | 5.92381450 | 5.91643581 | 348.95 | 348.95 | 5.61884857 | 5.61143429 | 5.61884857 | N/A | N/A |
| **Deal Totals** | **5.96727764** | **5.96411714** | **349.20** | **349.20** | **5.66636274** | **5.66319341** | **5.66636274** | **N/A** | **N/A** |

**C. Constant Prepayment Rate**

| | 1 Month CPR | 3 Month CPR | 6 Month CPR | 12 Month CPR | Life CPR |
|---|---|---|---|---|---|
| Group-I | 11.33% | 15.16% | 12.33% | | 10.19% |
| Group-II | 8.05% | 8.15% | 7.55% | | 7.98% |
| **Deal Totals** | **10.74%** | **13.92%** | **11.48%** | | **9.79%** |

**9. Repurchases**

| | | Breaches Of Representations and Warranties | ARM Conversions | Optional Repurchases of Defaulted Loans | Others | Total (1)+(2)+(3)+(4)=(5) |
|---|---|---|---|---|---|---|
| | | (1) | (2) | (3) | (4) | (5) |
| Group I | Count | 0 | 0 | 0 | 0 | 0 |
| | Scheduled Balance | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Group II | Count | 0 | 0 | 0 | 0 | 0 |
| | Scheduled Balance | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Deal Totals | **Count** | **0** | **0** | **0** | **0** | **0** |
| | **Scheduled Balance** | **0.00** | **0.00** | **0.00** | **0.00** | **0.00** |

**10. Loan Status Report**

**Delinquency Calculation Method:** Mortgage Bankers Association

| Deal Totals | Current / Delinquent | | Bankruptcy | | Foreclosure | | REO | | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Actual Balance | Count | Scheduled Balance |
| Current | 709 | 252,718,510.75 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 709 | 252,718,510.75 |
| 30 days | 6 | 1,126,034.62 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 6 | 1,126,034.62 |
| 60 days | 2 | 435,920.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 2 | 435,920.00 |
| 90 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 120 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 150 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 180 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 181+ days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| **Total** | **717** | **254,280,465.37** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0.00** | **717** | **254,280,465.37** |
| Current | 98.88% | 99.39% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 98.88% | 99.39% |
| 30 days | 0.84% | 0.44% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.84% | 0.44% |
| 60 days | 0.28% | 0.17% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.28% | 0.17% |
| 90 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 120 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 150 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 180 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 181+ days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| **Total** | **100.00%** | **100.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **100.00%** | **100.00%** |

GMAC RFC

# Statement to Certificateholder

## Residential Funding Mtg Sec I, 2006-SA1
## October 25, 2006

| Group I | Current / Delinquent | | Bankruptcy | | Foreclosure | | REO | | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Actual Balance | Count | Scheduled Balance |
| **Current** | 589 | 206,030,456.19 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 589 | 206,030,456.19 |
| **30 days** | 5 | 990,807.32 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 5 | 990,807.32 |
| **60 days** | 1 | 296,000.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 1 | 296,000.00 |
| **90 days** | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| **120 days** | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| **150 days** | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| **180 days** | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| **181+ days** | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| **Total** | **595** | **207,317,263.51** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0.00** | **595** | **207,317,263.51** |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Current** | 98.99% | 99.38% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 98.99% | 99.38% |
| **30 days** | 0.84% | 0.48% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.84% | 0.48% |
| **60 days** | 0.17% | 0.14% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.17% | 0.14% |
| **90 days** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| **120 days** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| **150 days** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| **180 days** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| **181+ days** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| **Total** | **100.00%** | **100.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **100.00%** | **100.00%** |

# GMAC RFC

| Group II | Current / Delinquent | | Bankruptcy | | Foreclosure | | REO | | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Actual Balance | Count | Scheduled Balance |
| Current | 120 | 46,688,054.56 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 120 | 46,688,054.56 |
| 30 days | 1 | 135,227.30 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 1 | 135,227.30 |
| 60 days | 1 | 139,920.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 1 | 139,920.00 |
| 90 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 120 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 150 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 180 days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| 181+ days | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| Total | 122 | 46,963,201.86 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 122 | 46,963,201.86 |
| Current | 98.36% | 99.41% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 98.36% | 99.41% |
| 30 days | 0.82% | 0.29% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.82% | 0.29% |
| 60 days | 0.82% | 0.30% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.82% | 0.30% |
| 90 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 120 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 150 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 180 days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 181+ days | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Total | 100.00% | 100.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 100.00% | 100.00% |

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies.  Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

**Statement to Certificateholder**

Residential Funding Mtg Sec I, 2006-SA1
October 25, 2006

## 11. Delinquency Data

| | Totals | |
|---|---|---|
| | Count<br>% Count | Balance<br>% Balance |
| 1 Month | 6 | 1,126,034.62 |
| | 0.84% | 0.44% |
| 2 Months | 2 | 435,920.00 |
| | 0.28% | 0.17% |
| 3 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 4 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 5 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 6 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 7 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 8 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 9 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 10 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 11 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 12 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 13 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 14 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 15 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 16 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 17 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 18 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 19 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 20 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 21 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 22 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 23 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 24 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 25 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 26 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 27 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 28 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 29 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 30 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 31 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 32 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 33 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 34 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 35 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 36 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 37 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 38 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 39 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 40 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 41 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 42 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 43 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 44 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 45 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 46 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 47 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 48 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 49 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 50 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 51 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 52 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 53 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 54 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 55 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 56 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 57 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 58 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 59 Months | 0 | 0.00 |
| | 0.00% | 0.00% |
| 60+ Months | 0 | 0.00 |
| | 0.00% | 0.00% |

**12. Loss Mitigation and Servicing Modifications**

| | Modification Type | Current Count | Current Scheduled Balance | 1 Payment Count | 1 Payment Scheduled Balance | 2 Payments Count | 2 Payments Scheduled Balance | 3+ Payments Count | 3+ Payments Scheduled Balance | Foreclosure Count | Foreclosure Scheduled Balance | REO Count | REO Scheduled Balance | Total Count | Total Scheduled Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Group I | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| Group II | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| Deal Totals | **Capitalizations** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** |
| | **Other Modifications** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** |

| | Modification Type | Payoffs Current Month Count | Payoffs Current Month Scheduled Balance | Payoffs Cumulative Count | Payoffs Cumulative Scheduled Balance | Repurchases Current Month Count | Repurchases Current Month Scheduled Balance | Repurchases Cumulative Count | Repurchases Cumulative Scheduled Balance | Liquidations Current Month Count | Liquidations Current Month Scheduled Balance | Liquidations Cumulative Count | Liquidations Cumulative Scheduled Balance | Total Current Month Count | Total Current Month Scheduled Balance | Total Cumulative Count | Total Cumulative Scheduled Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Group I | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| Group II | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| Deal Totals | **Capitalizations** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** |
| | **Other Modifications** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** | **0** | **0.00** |

**13. Losses and Recoveries**

A. Current Cycle Realized Losses

| | Current Period Realized Losses | Liquidations | Charge-Offs | Servicing Modifications | Bankruptcy Losses | Total |
|---|---|---|---|---|---|---|
| **Group I** | Loss Count | 0 | 0 | 0 | 0 | 0 |
| | Beginning Aggregate Scheduled Balance | 0.00 | 0.00 | 0.00 | 0.00 | 0 |
| | Principal Portion of Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | Interest Portion of Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | Total Realized Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Group II** | Loss Count | 0 | 0 | 0 | 0 | 0 |
| | Beginning Aggregate Scheduled Balance | 0.00 | 0.00 | 0.00 | 0.00 | 0 |
| | Principal Portion of Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | Interest Portion of Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | Total Realized Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Deal Totals** | **Loss Count** | **0** | **0** | **0** | **0** | **0** |
| | **Beginning Aggregate Scheduled Balance** | **0.00** | **0.00** | **0.00** | **0.00** | **0.00** |
| | **Principal Portion of Loss** | **0.00** | **0.00** | **0.00** | **0.00** | **0.00** |
| | **Interest Portion of Loss** | **0.00** | **0.00** | **0.00** | **0.00** | **0.00** |
| | **Total Realized Loss** | **0.00** | **0.00** | **0.00** | **0.00** | **0.00** |

B. Cumulative Realized Losses

| | Cumulative Realized Losses | Liquidations | Charge-Offs | Servicing Modifications | Bankruptcy Losses | Total |
|---|---|---|---|---|---|---|
| **Group I** | Loss Count | 0 | 0 | 0 | 0 | 0 |
| | Total Realized Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Group II** | Loss Count | 0 | 0 | 0 | 0 | 0 |
| | Total Realized Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Deal Totals** | **Loss Count** | **0** | **0** | **0** | **0** | **0** |
| | **Total Realized Loss** | **0.00** | **0.00** | **0.00** | **0.00** | **0.00** |

GMAC RFC

**Statement to Certificateholder**

Residential Funding Mtg Sec I, 2006-SA1
October 25, 2006

C. Subsequent Recoveries

| Subsequent Recoveries | | Current Period | Cumulative |
|---|---|---|---|
| Group I | Subsequent Recoveries Count | 0 | 0 |
| | Subsequent Recoveries | 0.00 | 0.00 |
| | Net Loss 1 | 0.00 | 0.00 |
| | Net Loss % 2 | 0.00% | 0.00% |
| Group II | Subsequent Recoveries Count | 0 | 0 |
| | Subsequent Recoveries | 0.00 | 0.00 |
| | Net Loss 1 | 0.00 | 0.00 |
| | Net Loss % 2 | 0.00% | 0.00% |
| **Deal Totals** | **Subsequent Recoveries Count** | **0** | **0** |
| | **Subsequent Recoveries** | **0.00** | **0.00** |
| | **Net Loss** 1 | **0.00** | **0.00** |
| | **Net Loss %** 2 | **0.00%** | **0.00%** |

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

**D. Default Percentages**

| Default Loss Percentage | | 1 Month | 3 Months | 6 Months | 12 Months | Life of Deal |
|---|---|---|---|---|---|---|
| Group I | Monthly Default Rate | 0.00% | 0.00% | 0.00% | | 0.00 % |
| | Constant Default Rate | 0.00% | 0.00% | 0.00% | | 0.00% |
| Group II | Monthly Default Rate | 0.00% | 0.00% | 0.00% | | 0.00 % |
| | Constant Default Rate | 0.00% | 0.00% | 0.00% | | 0.00% |
| Deal Totals | Monthly Default Rate | **0.00%** | **0.00%** | **0.00%** | | **0.00 %** |
| | Constant Default Rate | **0.00%** | **0.00%** | **0.00%** | | **0.00%** |

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]
m-Month = 3, 6, 12, months or the life of deal to date
m-Month MDR(over m months in period where n is current month)= 1-[(1-MDR$_{n-m+1}$) * (1-MDR$_{n-m+2}$) *….* (1-MDR $_{n-1}$) * (1-MDR$_n$)]^(1/m)
CDRm = 1- [(1- MDR$_m$)^12],where m is number of months in period

**15. Distribution Percentages**

| | Beginning Current Super Senior Percentage | Beginning Current Senior Support Percentage | Beginning Current Senior  Percentage | Beginning Current Senior Accelerated Percentage |
|---|---|---|---|---|
| I | 0.00000000% | 0.00000000% | 95.11723380% | 100.00000000% |
| II | 0.00000000% | 0.00000000% | 95.19090963% | 100.00000000% |

| | Ending Percentage |
|---|---|
| M-1 | 1.89073367% |
| M-2 | 1.18848361% |
| M-3 | 0.75605781% |
| Class M  Total: | 3.83527509% |
| B-1 | 0.48623355% |
| B-2 | 0.32402478% |
| B-3 | 0.26995981% |
| Class B  Total: | 1.08021814% |

**18. Performance Tests**

| | |
|---|---|
| Current Distribution Date >= Target Distribution | |
| Current Distribution Date >= Target Distribution Date | False |
| Current Senior Pct > Initial Senior Percent | |
| Current Senior Percentage > Original Senior Percentage | False |
| 60+ Dlq Avg Loan Balance / Subordinate Balance | |
| Dlq Average Loan Balance / Class M and B balance Test | True |
| Aggregate Realized Loss Pct < Scheduled Loss Pct | |
| Aggregate Realized Loss Test | True |
| Sr. Accel. % Trigger - 60+ Delinquency and CumLoss | |
| 1st Senior Accelerated Stepdown Test | True |
| Sr. Accel. % Trigger | |
| 1st or 2nd Sr. Accel Stepdown Test | True |
| Current Sub % >= 2 Times Original Sub % | |
| Current Subordinate Percentage >= 2 Times Original Subordinate Percentage | False |
| Aggregate Realized Loss Pct < Scheduled Loss Pct | |
| Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage | True |
| Sr. Accel. % Trigger - Delinquent Test & Cummulati | |
| Delinquency Test AND Aggregate Realized Loss Test | True |
| Sr. Accel. % Trigger - SubTest AND 2TimesTrigger | |
| Subordinate Pct > 2X Initial Subordinate Pct AND Delinquency Test AND Aggregate Realized Loss | False |
| Sr. Accel. % Trigger - TriggerEvent OR 2TimesTest | |
| Senior Accelerated Stepdown Trigger in effect? | False |
| M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal | |
| Class M-2 Prepayment Distribution Trigger | False |
| M-3, B-1, B-2, B-3 BegBal/PoolBal | |
| Class M-3 Prepayment Distribution Trigger | False |

| B-1, B-2, B-3 BegBal/PoolBal | |
|---|---|
| Class B-1 Prepayment Distribution Trigger | False |
| B-2, B-3 BegBal/PoolBal | |
| Class B-2 Prepayment Distribution Trigger | False |
| B-3 BegBal/PoolBal | |
| Class B-3 Prepayment Distribution Trigger | False |

**20. Comments**

**Comments:** Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

**ERISA Text:** Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and  hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Funding Mtg. Sec I, 2006-SA1
October 25, 2006

Cash Flow Received and Uses of Funds

| Cash Flow Received | Amount |
|---|---|
| Principal and Interest Payments | 3,676,343.82 |
| Prepayment Premium | 0.00 |
| Liquidation and Insurance Proceeds | 0.00 |
| Subsequent Recoveries | 0.00 |
| Repurchase Proceeds | 0.00 |
| Other Deposits/Adjustments (including Derivative Payment) | 1,795.84 |
| Total Deposits | 3,678,139.66 |

| Uses of Funds | Amount |
|---|---|
| Transfer to Certificate Account | 3,668,241.08 |
| Reimbursed Advances and Expenses | 0.00 |
| Master Servicing Compensation | 9,898.61 |
| Derivative Payment/ Reserve Draw | NA |
| Total Withdrawals | 3,678,139.69 |
| | |
| Ending Balance | 0.00 |